# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Checkpoint Therapeutics, Inc., CIK 0001651407
CUSIP: 162828206
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 95 Sawyer Road, Suite 110, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 03/09/2025
Amends the filing with accession number 0001144204-17-029846
Filed by CIK 0001429260
Persons authorized to receive notices and communications: Fortress Biotech, Inc., 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida (FL), 33154, (718) 652-4500

## Reporting persons
- Fortress Biotech, Inc. (CIK 0001429260): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,922,249; shared voting power 0; sole dispositive power 6,822,249; shared dispositive power 100,000; aggregate amount beneficially owned 6,922,249 (11.2% of the class)
  Comment: Note to row (7): Sole Voting Power includes 100,000 shares of Issuer's common stock underlying Warrants and 700,000 shares of the Issuer's Class A common stock (both of which are described further below). As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") is convertible at any time, at the option of the holder, into one share of the Issuer's common stock. Pursuant to the terms of the Class A Common Stock, the Reporting Person is entitled to cast, for each share of Class A Common Stock held by the Reporting Person, the number of votes that is equal to one and one-tenth (1.1) times a fraction, the numerator of which is the sum of the shares of outstanding common stock and the denominator of which is the number of shares of outstanding Class A Common Stock. Accordingly, as long as the Reporting Person owns any shares of Class A Common Stock (and as long as no other person or entity owns any shares of Class A Common Stock), it will be able to control or significantly influence all matters requiring approval by the Issuer's stockholders, including the election of directors and the approval of mergers or other business combination transactions. An aggregate 100,000 shares of Issuer common stock underlie Common Stock Warrants dated July 15, 2015, as amended by the Amended and Restated Common Stock Warrant dated December 12, 2016, issued by the Reporting Person to Lindsay A. Rosenwald, M.D., the Reporting Person's Chairman, President and Chief Executive Officer, and Michael S. Weiss, the Reporting Person's Executive Vice Chairman, Strategic Development, pursuant to the Fortress Biotech, Inc. Long-Term Incentive Plan (the "Warrants"). The Warrants, which have an exercise price of $1.29 per share, are exercisable until July 15, 2035. The Reporting Person must reserve from its holdings of the Issuer's common stock the shares underlying the Warrants until the Warrants are exercised. The foregoing description of the Warrants is not complete and is qualified in its entirety by reference to the full text of the form of the Amended and Restated Common Stock Warrant which is incorporated herein by reference as Exhibit 7.03. Mr. Weiss currently serves as the Chairman of the Issuer's Board of Directors and also served as its Interim CEO and President from August 2015 until October 2015 and Executive Chairman from March 2015 until December 2016. Dr. Rosenwald currently serves as a member of the Issuer's Board of Directors and, from November 2014 to August 2015, was the Issuer's Interim Chief Executive Officer and President.
  
  Note to row (9): Sole Dispositive Power includes 700,000 shares of the Issuer's Class A Common Stock and excludes the 100,000 shares of Issuer's common stock underlying the Warrants.
  
  Note to row (10): Shared Dispositive Power consists solely of the 100,000 shares of Issuer's common stock underlying the Warrants.
  
  Note to row (13): All percentage calculations set forth herein are based upon 61,372,730 shares of the Issuer's common stock and 700,000 shares of Class A Common Stock as of March 7, 2025, as disclosed by the issuer in the Merger Agreement (as defined in Item 4, below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Checkpoint Therapeutics, Inc.
Address of issuer's principal executive offices: 95 Sawyer Road, Suite 110, Waltham, Massachusetts (MA), 02453
Comment: This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends and supplements the Schedule 13D filed on May 26, 2017 (as amended and supplemented prior to the filing of this Amendment No. 10, the "Original Schedule 13D" and together with this Amendment No. 10, the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock") of Checkpoint Therapeutics, Inc. (the "Issuer"), by Fortress Biotech, Inc. (the "Reporting Person"). The Items below amend the information disclosed under the corresponding Items of the Original Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of the Reporting Person pursuant to Rule 13d-1 of Regulation D-G under the Act.
Residence or business address: The address of the Reporting Person's principal business and principal office is 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida 33154.
Present principal occupation or employment: The principal business of the Reporting Person is acquiring, developing and commercializing novel pharmaceutical and biotechnology products both within the Reporting Person and through certain of its subsidiary companies.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the state of Delaware.

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger Agreement

On March 9, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Sun Pharmaceutical Industries, Inc., a Delaware corporation ("Parent"), and Snoopy Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will be merged with and into Issuer, with Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger").

Pursuant to the Merger Agreement, each share of Common Stock and Class A Common Stock outstanding immediately prior to the date and time of the filing of a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger (the "Effective Time") shall be cancelled and cease to exist and be converted into the right to receive (i) $4.10 in cash and (ii) one contingent value right, subject to and in accordance with the Merger Agreement.

The Merger Agreement provides, among other things, that as of or prior to the closing of the Merger, the Issuer will enter into a transition services agreement with the Reporting Person, pursuant to which the Reporting Person will provide certain administrative services that it has previously provided to the Company for a period of time after the Effective Date, as described therein (the "Transition Services Agreement"). Further, the Merger Agreement provides that a condition precedent to the Issuer's obligation to consummate the Merger is that the Support Agreement and Transition Services Agreement described below are in full force and effect. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 10, 2025.

Support Agreement

On March 9, 2025, in connection with the execution of the Merger Agreement, the Reporting Person, Parent and the Issuer entered into a Support Agreement (the "Support Agreement"). Any capitalized term used but not defined in this description of the Support Agreement shall have the meaning ascribed to it in the Support Agreement. Under the Support Agreement, and subject to the terms and conditions thereof, the Reporting Person agreed, among other things, to vote all of the shares of Common Stock and Class A Common Stock that it owns of record or beneficially, as well as any additional shares of such stock it may acquire (the "Covered Shares") (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other Transactions; (ii) in favor of the approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes present for there to be a quorum or for the procurement of the Company Required Vote on the date on which such meeting is held; and (iii) against (A) any action, proposal, transaction or agreement that would reasonably be expected to result in any condition set forth in Article VI of the Merger Agreement not being satisfied prior to the termination of the Merger Agreement or a breach of any covenant, representation or warranty, or any other obligation or agreement of the Stockholder under this Agreement, (B) any Acquisition Proposal or any action or proposal in furtherance of any Acquisition Proposal, including, in each case, any Superior Proposal, without regard to the terms thereof, (C) any action, proposal, transaction or agreement that would change in any manner the voting rights of any shares of the Company (including any extraordinary corporate transaction, such as a merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange, business combination, division, statutory conversion, statutory transfer, domestication or continuance or similar transaction, any amendment, modification, supplement and/or restatement of the Certificate of Incorporation or bylaws or other organizational or governing documents of, or any sale, lease, sublease, exchange, license, sub-license, or other disposition of all or a material portion of the assets of, the Company), and (D) any other proposal, action or agreement that would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the other Transactions.

The Reporting Person also agreed to certain other terms and conditions, including, until the Expiration Time, not to transfer, directly or indirectly, any of its shares without the approval of the Parent and not to, directly or indirectly, solicit, initiate, propose, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to an Acquisition Proposal, or take certain other restricted actions in connection therewith.

The Support Agreement provides that the Reporting Person irrevocably waives its right to receive from the Issuer any further payment, dividend or distribution, or issuance or transfer of securities on or after March 9, 2025 pursuant to the Amended and Restated Founders Agreement, dated as of July 11, 2016, as amended (the "Founders Agreement") between the Reporting Person and the Issuer, including the right to receive (i) annually, shares of Common Stock equal to 2.5% of the fully diluted outstanding equity at the time of issuance on January 1 of each year (the "Annual Equity Grant") and (ii) shares of Common Stock equal to 2.5% of the gross amount of any equity or debt financing by the Issuer (an "Offering Equity Grant"); provided that such waiver shall be null and void ab initio if and only if the Merger Agreement is terminated prior to the Effective Time. Further, pursuant to the Support Agreement, the Reporting Person has agreed not to transfer, and to exercise prior to the Effective Time, all Warrants held as of the date of the Support Agreement. The Support Agreement further provides that effective immediately prior to, but conditioned upon the closing of the Merger, the Founders Agreement shall be terminated.

The Reporting Person entered into the Support Agreement solely in its capacity as a record or beneficial owner of the Covered Shares and nothing in the Support Agreement restricts any of the Reporting Person's designees serving on the Board of Directors of the Issuer from taking any action in his or her capacity as an officer or member of the Issuer's Board of Directors.

The Support Agreement will terminate upon the earliest of, among other occurrences: the Effective Time; the valid termination of the Merger Agreement in accordance with its terms; an Adverse Recommendation Change; and the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement or the Royalty Agreement (defined below) that (i) reduces the amount or changes the form or type of the consideration payable with respect to securities of the Issuer under the Merger Agreement or Royalty Payment (as defined below) or (ii) materially impairs or imposes material conditions, requirements or restrictions on the Reporting Person's rights under the Merger Agreement or Royalty Agreement in accordance with the terms thereof, in each case except for certain provisions that will survive a termination of the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Royalty Agreement

On March 9, 2025, in connection with execution of the Merger Agreement and as provided for therein, as an inducement for the Reporting Person to enter into the Support Agreement, the Reporting Person, the Issuer and Parent entered into a Royalty Agreement (the "Royalty Agreement") pursuant to which, on the terms and subject to the conditions therein, the Reporting Person will, after the Effective Time of the Merger, receive royalty interest rights based on worldwide net sales of certain products in lieu of the royalty and other rights that were granted to the Reporting Person under the Founders Agreement which, as described above, will be terminated pursuant to the terms of the Support Agreement. The royalty interest rights represent the right to receive quarterly cash payments (the "Royalty Payment") for the products over the time period as set forth in the Royalty Agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of Amendment No. 10 is incorporated by reference into this Item 6 as if restated in full.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit 7.06 Support Agreement between Fortress Biotech, Inc., Sun Pharmaceutical Industries, Inc. and Checkpoint Therapeutics, Inc. dated as of March 9, 2025, incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Reporting Person with the SEC on March 10, 2025.

## Signatures
- Fortress Biotech, Inc.: /s/ Lindsay A. Rosenwald, Lindsay A. Rosenwald, M.D. / Chairman, President and Chief Executive Officer (03/11/2025)